Capitalisation and Indebtedness	Exhibit 99.1

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2018. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

2018
As at 31 December	(000)
Share Capital of Barclays Bank PLC

Ordinary shares - issued and fully paid shared of £0.25 each	2,342,559

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	58

Preference shares - issued and fully paid shares of €100 each	32

£m

Group equity

Called up share capital	2,348

Other reserves	3,361

Other equity instruments	7,595

Retained earnings	34,405

Total equity excluding non-controlling interests	47,709

Non-controlling interests	2

Total equity	47,711

Group indebtedness[a]

Subordinated liabilities	35,327

Debt securities in issue	39,063

Total indebtedness	74,390

Total capitalisation and indebtedness	122,101

Group contingent liabilities and commitments

Guarantees and letters of credit pledged as collateral security	15,046

Performance guarantees, acceptances and endorsements	4,348

Total contingent liabilities	19,394

Documentary credits and other short-term trade related transactions	1,741

Standby facilities, credit lines and other commitments	256,027

Total commitments	257,768

Note

a	“Group indebtedness” includes interest accrued as at 31 December 2018 in accordance with International Financial Reporting Standards.